SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2008
Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒       Form 40-F     ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐       No     ☒

Release 25 July 2008, Lisbon

Conclusion of the share buyback programme

Portugal Telecom (“PT”) informs that it concluded today the Euro 2.1 billion share buyback programme, which is being executed since March 2007.

With the conclusion of such share buyback programme, PT accomplishes 92% of the remuneration package proposed to its shareholders for the 2006-09 period. It is only pending the payment of a dividend in the amount of Euro 0.575 per share, which shall take place following its approval by the next annual General Shareholders Meeting and subject to PT’s financial situation and market conditions, as previously announced.

Considering the 186,261,323 shares already cancelled on 20 December 2007 and 24 March 2008, since the beginning of the share buyback PT has acquired in the market a total of 232,344,000 own shares, which corresponds to 20.58% of the share capital at the time of the share buyback programme proposal to the shareholders in 2007.

The current number of own shares subject to equity swaps contracted by PT totals 66,722,677 shares, including the equity swaps over 46,082,677 shares contracted under the program referred to above and an equity swap over 20,640,000 shares contracted under a previous share buyback programme.

PT will acquire all shares subject to equity swaps contracted under the current buyback programme. Such shares shall subsequently be cancelled and the share capital reduced accordingly. The total number of outstanding shares, adjusting for equity swaps on own shares recognised in the balance sheet, is 875,872,500.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal www.telecom.pt	Public company Share capital _ Euro 28,277,855.31 Registered in the Commercial Registry Office of Lisbon and Corporation no. _ 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800 http://ir.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.